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                                                        OMB APPROVAL


                                 UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549


                                SCHEDULE 13G


                  UNDER THE SECURITIES EXCHANGE ACT OF 1934

                             (AMENDMENT NO. _2_)*

                          ZEIGLER COAL HOLDING COMPANY
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                              (Name of Issuer)

                                  COMMOM STOCK
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                       (Title of Class of Securities)

                                   989286109
                            --------------------
                               (CUSIP Number)


Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.)(See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



SEC 1745 (2-95)


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CUSIP NO. 989286109                 13G             PAGE  2    OF  5     PAGES

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1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


Michael K. Reilly
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2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                           (a) / /
                                                           (b) / /
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3  SEC USE ONLY


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4  CITIZENSHIP OR PLACE OF ORGANIZATION

U. S. citizen
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                5  SOLE VOTING POWER

                   1,617,550 shares of Common Stock
  NUMBER OF     ---------------------------------------------------------------
   SHARES       6  SHARED VOTING POWER
BENEFICIALLY
  OWNED BY         -0-
    EACH        ---------------------------------------------------------------
  REPORTING     7  SOLE DISPOSITIVE POWER
   PERSON
    WITH           1,617,550 shares of Common Stock
                ---------------------------------------------------------------
                8  SHARE DISPOSITIVE POWER

                   -0-
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9 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

  1,617,550 shares of  Common Stock
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10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

   N/A                                                                    / /
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11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

   5.70%
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12 TYPE OF REPORTING PERSON

   IN
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                      *SEE INSTRUCTION BEFORE FILLING OUT!

SEC 1745 (2/92)
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CUSIP NO. 989286109                                     PAGE 3 OF 5 PAGES

Item 1(a).  Name of Issuer:

               Zeigler Coal Holding Company

Item 1(b).  Address of Issuer's Principal Executive Offices:

               50 Jerome Lane
               Fairview Heights, IL  62208

Item 2(a).  Name of Person Filing:

               Michael K. Reilly

Item 2(b).  Residence or Address of  Principal Business Office:

               c/o Zeigler Coal Holding Company
               50 Jerome Lane
               Fairview Heights, IL  62208

Item 2(c).  Citizenship:

               U.S. citizen

Item 2(d).  Title of Class of Securities:

               Common Stock

Item 2(e).  CUSIP Number:

               989286109

Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b), check whether the person filing is a:

               N/A

Item 4.  Ownership

     (a) Amount Beneficially Owned
               1,617,550 shares of Common Stock

     (b) Percent of Class
               5.70%

     (c) Number of shares as to which such person has:

              (i)  sole power to vote or to direct the vote
                         1,617,550 shares of Common Stock


             (ii)  shared power to vote or to direct the vote
                         -0-

             (iii) sole power to dispose or to direct the disposition of
                         1,617,550 shares of Common Stock

             (iv)  shared power to dispose or to direct the disposition of
                         -0-


     SEC 1745 (2/92)

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CUSIP NO. 989286109                                           PAGE 4 OF 5 PAGES



Item 5.  Ownership of Five Percent or Less of a Class:

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more
     than 5% of the class of securities, check the following.         / /

Item 6.  Ownership of More than Five Percent on Behalf of Another Person:

     N/A

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on By the Parent Holding Company:

     N/A

Item 8.  Identification and Classification of Members of the Group:

     N/A

Item 9.  Notice of Dissolution of Group:

     N/A

Item 10.  Certification:

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.












     SEC 1745 (2/92)

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CUSIP NO. 989286109                                           PAGE 5 OF 5 PAGES





                                   SIGNATURE




          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                              February 3, 1997
                                              (Date)




                                              /s/ Michael K. Reilly
                                              ----------------------
                                              Michael K. Reilly











     SEC 1745 (2/92)